Filed Pursuant to Rule 424(b)(3)
Registration No. 333-133652

NNN HEALTHCARE/OFFICE REIT, INC.
SUPPLEMENT NO. 7 DATED MAY 9, 2007
TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2007, relating to our offering of 221,052,632 shares of common stock. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering;

•	a clarification regarding our suitability standards;

•	our recent acquisition of Commons V Medical Office building in Naples, Florida; and

•	our recent acquisition of Yorktown Medical Center in Fayetteville, Georgia, and Shakerag Medical Center in Peachtree City, Georgia.

Status of Our Initial Public Offering

As of May 1, 2007, we had received and accepted subscriptions in our offering for 5,351,114 shares of common stock, or approximately $53,393,000, excluding shares issued pursuant to our distribution reinvestment plan.

Suitability Standards

We intend to offer our shares for sale to the residents of the District of Columbia and all states, except Pennsylvania.

Acquisition of Commons V

On April 24, 2007, we, through our operating partnership, NNN Healthcare/Office REIT Holdings, L.P., acquired Commons V Medical Office Building, or Commons V, for a purchase price of $14,100,000, plus closing costs. The building is a three-story medical office building located in Naples, Florida. We acquired the property from an unaffiliated third party.

Financing and Fees

We financed the purchase price of $14,100,000 by funds raised through our initial public offering. An acquisition fee of $423,000, or 3.0% of the purchase price, was paid to our advisor and its affiliate. In addition, a real estate commission of $300,000, or approximately 2.0% of the purchase price, was paid to an unaffiliated broker.

Description of the Property

Commons V consists of approximately 55,000 square feet of gross leasable area, with each floor, although varying, comprising approximately 18,000 square feet. The building is currently 97% leased. Anchor Health is the largest tenant with 18 separate leases comprising approximately 40,000 square feet, or 73.4% of the property. The current base annual rent is $758,000 with annual consumer price index increases. Since there are 18 different leases associated with this tenant there are various expiration dates, with a majority of those leases expiring in 2012 with no remaining options for renewal. Collier Surgery Center occupies approximately 10,000 square feet or 17.48% of the property and pays a gross base annual rent of $197,000 with annual consumer price index increases. Collier Surgery Center’s lease expires on April 14, 2009 with two options to renew for five-year periods. We intend to continue to lease the building to medical tenants.

The building was built in 1991 and is located in Naples, Florida, one-half mile from the Homewood Residence, a 100-room adult living facility, the 250-unit Goodlette Arms Senior Apartments and Naples Community Hospital.

Triple Net Properties Realty, Inc., or Realty, will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of Commons V.

Management believes that the property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in Commons V will be approximately $10.6 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon an estimated useful life of 39 years. Real estate taxes payable on the property for 2006 were approximately $115,000 at a rate of 1.15%.

The following table sets forth the lease expirations of Commons V for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross
	No. of	Total Square	Gross Annual	Annual Rent
	Leases	Feet of	Rent of	Represented by
Year	Expiring	Expiring Leases	Expiring Leases	Expiring Leases

2007	—	—	$—	—
2008	2	3,495	$76,151	7.55%
2009	3	12,886	$264,225	26.21%
2010	2	3,706	$75,627	7.50%
2011	4	7,364	$164,160	16.28%
2012	10	25,999	$428,135	42.46%
2013	—	—	$—	—
2014	—	—	$—	—
2015	—	—	$—	—
2016	—	—	$—	—

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for Commons V for the last five years:

		Average Effective
		Annual Rental
	% of Average	Rate per
Year	Occupancy Rate	Square Foot

2002	89%	$16.69
2003	93%	$17.30
2004	97%	$17.73
2005	100%	$18.28
2006	100%	$18.88

Acquisition of Yorktown Medical Center and Shakerag Medical Center

On May 2, 2007, we through our operating partnership, NNN Healthcare/Office REIT Holdings, L.P., acquired Yorktown Medical Center and Shakerag Medical Center, which we refer to collectively as the Fayette property, for a purchase price of $21,500,000, plus closing costs. We acquired the property from an unaffiliated third party.

Financing and Fees

In connection with the acquisition of the Fayette property, on May 1, 2007, we, through NNN Healthcare/Office REIT Peachtree, LLC, our wholly-owned subsidiary, entered into a secured loan with Wachovia Bank, National Association, as evidenced by a promissory note in the principal amount of $13,530,000. The promissory note is secured by the Fayette property and a Deed to Secure Debt, Security Agreement and Fixture Filing. The loan matures on May 11, 2017 and bears interest at a rate of 5.52% per annum. The loan provides for the following payments: (a) interest-only payments on the eleventh day of each month, in the amount set forth in Annex 1 of the promissory note, commencing June 11, 2007 through May 11, 2010; (b) principal and interest payments equal to $77,587.59 on the eleventh day of each month commencing on June 11, 2010 through April 11, 2017; and (c) the outstanding principal amount, together with all accrued but unpaid interest, in full, on May 11, 2017. The loan also provides for: (i) a default interest rate of 9.52% per annum, or the maximum amount permitted by applicable law, in an event of default; and (ii) late charges in an amount equal to 3.0% of the amount of any overdue payments, in addition to any default interest payments. Performance under the promissory note has been guaranteed by us under an Indemnity and Guaranty Agreement in favor of Wachovia Bank, National Association. The loan documents contain customary representations, warranties, covenants and indemnities as well as provisions for reserves and impounds. The balance of the purchase price was provided by funds raised through this offering. An acquisition fee of $645,000, or 3.0% of the purchase price, was paid to our advisor and its affiliate.

Description of the Property

The Fayette property consists of approximately 115,000 square feet of gross leasable area. The Fayette property is currently 85% leased, with 64% occupied by medical tenants. Peachtree Medical Care Corporation occupies approximately 74,000 square feet of the Fayette property and pays a gross base annual rent of approximately $1,876,000, with annual consumer price index increases, under multiple leases. Peachtree Medical Care Corporation’s leases expire between 2009 and 2013. We intend to continue to lease the Fayette property to medical tenants.

The Yorktown Medical Center was built in 1987 and is located in Fayetteville, Georgia, approximately two miles from the Piedmont Fayette Hospital. The Shakerag Medical Center was built in 1994 and is located in Peachtree City, Georgia, approximately five miles from the Piedmont Fayette Hospital.

Realty will serve as the property manager and will provide services and receive certain fees and expense reimbursements in connection with the operation and management of the Fayette Property.

Management believes that the Fayette property is suitable for its intended purpose and adequately covered by insurance. For federal income tax purposes, the depreciable basis in the Fayette property will be approximately $16.4 million. We calculate depreciation for income tax purposes using the straight line method. We depreciate buildings based upon an estimated useful life of 39 years. Real estate taxes payable on the Fayette property for 2006 were approximately $173,000 at a rate of 3.16%.

The following table sets forth the lease expirations of the Fayette property for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases.

				% of Gross
		Total Square	Gross Annual	Annual Rent
	No. of Leases	Feet of	Rent of	Represented by
Year	Expiring	Expiring Leases	Expiring Leases	Expiring Leases

2007	2	1,939	$47,445	1.99%
2008	1	3,490	$89,309	3.74%
2009	9	41,887	$1,047,752	43.92%
2010	—	—	$—	—
2011	5	21,140	$455,269	19.08%
2012	2	22,670	$574,661	24.09%
2013	1	6,690	$171,197	7.18%
2014	—	—	$—	—
2015	—	—	$—	—
2016	—	—	$—	—

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for Yorktown Medical Center for the last five years:

		Average Effective
	% of Average	Annual Rental
Year	Occupancy Rate	Rate per Square Foot

2002	100%	$13.25
2003	100%	$13.25
2004	100%	$13.25
2005	74%	$24.00
2006	81%	$25.04

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for Shakerag Medical Center for the last five years:

		Average Effective
	% of Average	Annual Rental
Year	Occupancy Rate	Rate per Square Foot

2002	100%	$13.25
2003	100%	$13.25
2004	100%	$13.25
2005	86%	$23.00
2006	100%	$24.00